Quarterly Report To Shareholders

BACARDI LIMITED



Q2

Six Months Ended
September 30, 2003

Consolidated Statement of Earnings (Unaudited)

For the Period Ended September 30, 2003
(Expressed in Thousands of U.S. Dollars)

	Three Months Ended September 30, 2003 $	Three Months Ended September 30, 2002 $	Six Months Ended September 30, 2003 $	Six Months Ended September 30, 2002 $
Sales	870,682	794,481	1,637,788	1,487,200
Cost of Sales	336,786	306,972	628,099	558,774
Gross Profit	533,896	487,509	1,009,689	928,426
Selling, General and Administrative Expenses	384,281	328,822	723,645	623,440
Earnings From Operations	149,615	158,687	286,044	304,986
Other Income (Expenses)				
Interest income	964	603	1,671	2,055
Interest expense	(26,112)	(29,341)	(55,396)	(58,167)
Miscellaneous income (expense) - net	(6,601)	(16,505)	(16,148)	(12,284)
	(31,749)	(45,243)	(69,873)	(68,396)
Earnings Before Income Taxes	117,866	113,444	216,171	236,590
Provision For Income Taxes	33,164	17,221	40,026	30,893
Net Earnings	84,702	96,223	176,145	205,697

Supplemental Information

	Three Months Ended September 30, 2003 $	Three Months Ended September 30, 2002 $	Six Months Ended September 30, 2003 $	Six Months Ended September 30, 2002 $
EBITDA*	161,507	158,212	306,287	324,086

* EBITDA represents consolidated net earnings before dividends on BMRH preferred shares, interest, income taxes, depreciation, and amortization.

Consolidated Balance Sheet

As of September 30, 2003
(Expressed in Thousands of U.S. Dollars)

	September 30, 2003 $ (Unaudited)	March 31, 2003 $
Assets		
Current Assets		
Cash and equivalents	91,641	96,414
Accounts receivable	824,265	726,275
Inventories	772,968	725,288
Other current assets	142,486	119,577
	1,831,360	1,667,554
Long-Term Investments and Advances	147,726	119,643
Property, Plant and Equipment	489,434	482,243
Intangible Assets	2,553,601	2,554,409
	5,022,121	4,823,849
Liabilities		
Current Liabilities		
Short-term borrowings	487,606	206,334
Accounts payable and accrued liabilities	575,716	554,659
Taxes payable	196,692	154,838
Current portion of long-term debt	128	43,303
BMRH Founders' Common Shares	140,247	140,247
Series 3 Preferred Shares	-	136,374
	1,400,389	1,235,755
Long-Term Debt	1,369,390	1,611,632
Series 3 Preferred Shares	138,743	-
Other Liabilities	294,869	231,917
	3,203,391	3,079,304
Shareholders' Equity		
Capital Stock	32,909	32,909
Share Premium	121,628	121,628
Retained Earnings	1,811,198	1,748,660
Cumulative Translation Adjustment	(157,774)	(158,652)
	1,807,961	1,744,545
Bacardi Benefit Company Limited	10,769	-
	1,818,730	1,744,545
	5,022,121	4,823,849

Corporate Information

Directors

Victor R. Arellano Jr.
Facundo L. Bacardi
Jaime Bergel
Francisco Carrera-Justiz
Manuel J. Cutillas
Adolfo L. Danguillecourt
Sergio Danguillecourt
Michelle Dorion
Guillermo J. Fernandez-Quincoces
Andreas Gembler
Jay H. McDowell
Robert A. O'Brien
Guy Peyrelongue
Ruben Rodriguez
Eduardo M. Sardiña
Raymond P. Silcock

Officers

Ruben Rodriguez	Chairman of the Board
Manuel J. Cutillas	Deputy Chairman of the Board
Javier Ferran	President and Chief Executive Officer
Ralph Morera	Senior Vice President Finance and Chief Financial Officer
Michel Recalt	Senior Vice President and Chief Marketing Officer
Simon Gould	Senior Vice President - Human Resources
Francisco Carrera-Justiz	Vice President
Gaston Tano	Controller
Michael Maguire	Assistant Vice President
Atul Vora	Assistant Vice President - Finance
Barbara E. Johnson	Secretary
Gail A. Butterworth	Assistant Secretary & Director of Shareholder Relations

Report to the Shareholders

Dear Shareholder,

Sales for the second quarter of the year reached $871 million, an increase of $76 million or 9.6% over the prior year. Our sales were depressed by some $17 million as a result of our deliberate policy to reduce trade inventories in the USA and Mexico, and assisted by a positive impact of $55 million due to the strength of a number of currencies, most notably the euro against the US Dollar.

During the second quarter, our business enjoyed an improved performance across most regions and our sales reflect the strength of the USA, UK and Asian economies, post-SARS. Despite an improved performance in the second quarter, the situation in both the Eurozone and Latin America economies remains difficult. In contrast, the development of both the economies and our business in Eastern Europe and, in particular, in Russia is very positive.

Although the ready-to-drink business is showing clear signs of maturity, the unusually hot weather in Europe over the summer months assisted in slowing the rate of decline of this category.

We have implemented most of our planned price increases, which has allowed us to protect our margins, and we have continued to support our brands through increased marketing expenditure.

We have embarked on a review of our operations in the search for further efficiencies. We have also, as mentioned earlier initiated a trade inventory reduction programme in the key markets of the USA and Mexico. The above, coupled with the implementation of a new reporting system used in the determination of cost of sales and in the calculation of the taxes, have resulted in a number of special items which have negatively impacted the current fiscal year results in comparison to that of the previous fiscal year.

Comparative results, excluding the above mentioned special items, for the three and six months ended September 30, 2003 are presented in the following pro forma tables:

	Thousands of U.S. Dollars Three Months Ended September 30	
	2003	2002
Sales	887,421	794,481
Gross Profit	557,900	487,509
Earnings from Operations	176,619	158,687
Net Earnings	124,884	96,223

	Thousands of U.S. Dollars Six Months Ended September 30	
	2003	2002
Sales	1,654,527	1,487,200
Gross Profit	1,033,693	928,426
Earnings from Operations	310,996	304,986
Net Earnings	214,275	205,697

Although our operating companies are well poised ahead of the Christmas Season, we remain cautious on the outlook given the weakness of the economy and the subdued consumer confidence in the Eurozone for the rest of the fiscal year.

Respectfully,

Javier Ferran
President and Chief Executive Officer

Ruben Rodriguez
Chairman of the Board

Bacardi Limited
P.O. Box HM 720
Hamilton HM CX, Bermuda

TELEPHONE: 441-295-4345   FAX: 441-292-0562

www.bacardi.com

Shareholder Information

Gail A. Butterworth
Assistant Secretary and Director of Shareholder Relations

Telephone: 441-298-1027
E-mail: gabutterworth@bacardi.com